Exhibit 99.1

Voting Results of 2025 Extraordinary General Meeting of SAIHEAT Limited

On February 26, 2025, SAIHEAT Limited (the “Company”) held its Extraordinary General Meeting of shareholders virtually at www.virtualshareholdermeeting.com/SAI2025SM (the “EGM”). The notice of the EGM (the “Notice of EGM”) was duly given on February 18, 2025.

The board of directors (the “Board”) of the Company is pleased to announce that all the shareholder proposals submitted for shareholder approval (the “Proposals”) as set forth in the Notice of EGM have been duly adopted at the AGM.

At the close of business on February 11, 2025, the record date for the determination of shareholders entitled to vote at the EGM, there were 15,803,836 Class A ordinary shares, each entitled to one vote, and 9,630,634 Class B, each entitled to 10 votes, issued and outstanding, consisting of all the voting securities of the Company.

Present, in person or by proxy, at the EGM were holders of an aggregate of 9,785,127 shares of the Company’s Class A and Class B ordinary shares, voting as a single class, and, in aggregate, 96,460,833 votes, constituting a quorum.

The vote results in respect of the Proposals at the EGM are as follows:

Proposal No. 1. At the Meeting, the vote to approve a reverse stock split of the Company’s ordinary shares, at a ratio of 1-for-15, (the “Reverse Stock Split”), and authorize the Board of Directors to implement such reverse stock split at its discretion at any time prior to the one-year anniversary of this Extraordinary Meeting, in order to regain compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of US$1.00 per share, was as follows:

FOR	AGAINST	ABSTAIN
96,401,205	59,128	500

Proposal No. 2. At the Meeting, the vote to approve the Company’s Fourth Amended and Restated Memorandum and Articles of Association, was as follows:

FOR	AGAINST	ABSTAIN
96,406,909	52,319	1,605